



The Bull & Bear
FINANCIAL REPORT

Sales Growth, Acquisition Fuels Coffee Pacifica's "Tree to Cup" Strategy for Capturing Major Part of Worldwide, Multi-Billion Gourmet Coffee Market

Major strides during the past year have placed Coffee Pacifica, Inc. (OTC BB: CFPC) well within striking distance of achieving its goal of capturing a significant share of Papua New Guinea's huge U.S., Canadian and European gourmet coffee markets.

"We did what we said we would do," says Shailen Singh, Coffee Pacifica's Chairman and CEO. "We are following our plan in a systematic, methodical manner. We are cash-flow positive and have sufficient revenues to carry us forward."

Coffee Pacifica is a leading international marketer and distributor of Arabica green bean coffee grown in the rich highland volcanic soils of the South Pacific island country of Papua New Guinea (PNG), producer of about 2% of the world's green bean coffee.

Coffee is the world's second-highest dollar traded commodity next to oil. Worldwide annual coffee consumption is now about 12 billion pounds and Arabica beans are the rated the best among all coffees.

Coffee Pacifica is primarily focused on building its own distinct brand among retailers, roasters, wholesalers, distributors and importers in the U.S. and Canada where people consume about 22 million bags of green bean coffee each year.

During just the past year, Coffee Pacifica:

- Increased its distribution system to include 90,000 individual coffee farmers organized into 140 individual independent cooperatives in 11 of 13 coffee growing provinces in Papua New Guinea. The effort was part of a joint campaign with the PNG Coffee Growers Federation Ltd. ("PNGCGF").
- Secured an agreement with PNGCGF for a supply of 100,000 60-kilogram bags (13.2 million pounds) of green bean coffee over the next two years.
- Acquired Uncommon Grounds Inc., a California coffee roasting company, significantly advancing its strategy to become a "Tree to Cup" vertically integrated coffee company.
- Hosted "PRIDE OF PNG 2005", an international coffee cupping competition held for the first time in PGN after 70 years of growing coffee.
- Raised $898,628 from a stock sale to jump start its aggressive business plan.
- Helped Papua New Guinea natives to markedly improve their life-style, including bringing women for the first time into the growers cooperatives, enabling them to retain their own earnings.

Uniquely, PNG coffee growers – who are mostly small landholders or communal family landholders – are company shareholders who therefore benefit both from the sale of these unique coffee beans and from the growth and value of the company itself. The PNG Coffee Growers Federation, which represents about 90,000 coffee growers organized into 140 cooperatives, is a major shareholder. PNG's coffee farmers are paid a premium price for their coffee, enabling them to sustain their farms, the environment and provide a better standard of living for themselves and an education for their children.

COFFEE PACIFICA, INC. • OTC BB: CFPC

Coffee
Pacifica
Inc.

Contact:
Lionel Gosselin, Corporate Relations
2920 N. Green Valley Parkway,
Bldg. 3, Suite 321, Henderson, NV 89014
Toll Free: 877-318-9343
Phone: 604-264-8012 • Fax: 604-264-8006
E-Mail: enquiries@coffeepacifica.com
Web Site: www.coffeepacifica.com
Shares Outstanding: 16.8 million
Free Trading Shares: 6± million
52 Week Trading Range:
Hi: $3.52 Low: $0.40

Note: Coffee farmers own company shares, providing direct benefit to farmers

Subsidiary: Uncommon Grounds, Est. 1984; www. uncommongrounds.net

Coffee Pacifica certainly has a superior product to fuel its marketing efforts. Papua New Guinea coffee beans are highly sought for their distinct floral and citric flavor and nutty body, and are frequently used to blend with other coffees to produce unique gourmet coffees. According to Corby Kummer in his book, *The Joy of Coffee*, Papua New Guinea coffee "can be a helpful addition to an espresso blend."

Cupping Competition Attracts Worldwide Notice for PNG Coffee

Worldwide attention was drawn to the qualities of PNG coffee this fall during an international coffee cupping competition jointly sponsored by Coffee Pacifica and the PNG Coffee Growers Federation. The week-long, first-ever competition also helped growers to better understand the most desired characteristics of their coffee beans – and the techniques they need to use to produce them.

"Papua New Guinea coffee has a gold mine of opportunities," according to Willem Boot, an internationally renowned taster and coffee consultant who led the 14 jurors participating in this years cupping competition. More than 200 lots of PNG coffees grown by some 140 cooperatives were sampled by a panel of international coffee tasting experts representing Italy, the Netherlands, the United States, Australia and New Zealand.

"The cupping competition marks the beginning of a new image and development of a premium PNG cooperative coffee brand," says Singh. "The number of farmers joining our supply system bodes well for our 'grower direct' marketing strategy."

"Tree to Cup" Strategy Leads to Acquisition of Roasting Company

Coffee Pacifica recently took yet another step toward its goal of becoming the #1 supplier of PNG coffee in the U.S. by acquiring a regional coffee roasting company based in California. Uncommon Grounds Inc., a private roasting and wholesale company established in 1984, specializes in hands-on coffee bean to bring out the coffee's best characteristics, aroma and flavor. The company's coffees and espressos are available throughout San Francisco,



Arabica coffee beans are among the most desired by gourmet coffee drinkers, providing a distinct floral and citrus flavor and a nutty body.



Right: Coffee Pacifica farmer-shareholders prepare bagged green coffee beans for transport to worldwide market.

Below Left: Farmer dries harvested coffee beans.

Below Right: Young coffee trees in green house nursery.





as well as worldwide through its Web site.

"The acquisition of a roasting company opens up exciting opportunities for us in the lucrative specialty coffee market," says Singh, who says the acquisition will enable Coffee Pacifica to easily test its Arabica coffee beans in new roasts and blends.

In an effort to expand its supply of quality green Arabica green beans, Coffee Pacifica has agreed to purchase 300 sixty-kilogram bags of coffee beans from a coffee growers' cooperative in Western Rwanda. As in Papua New Guinea, the coffee is grown in rich volcanic soils at high altitudes. The coffee growing cooperative has 860 members, many of whom are survivors of the 1994 genocide.

"Establishing a relationship in Rwanda augments Coffee Pacifica's sales strategy to become a leading coffee distributor focusing solely on coffee from cooperatives," says Singh.



Papua New Guinea is sitting on a gold mine, according to Willem Boot, an internationally renowned coffee taster and consultant. PNG coffee is highly regarded by consumers for its unique consistency and special flavor characteristics.

Growth Focuses on U.S. and Canadian Gourmet Coffee Markets

According to *Roast Magazine*, worldwide demand for coffee is "outpacing supply growth", putting "pricing pressures on coffee" – a situation that only helps Coffee Pacifica in its efforts to capture a good portion of the gourmet coffee market. In the U.S. alone, per capital coffee consumption jumped to 53 percent this year, up from 49 percent in 2004, a growth of 7.7 million new daily coffee drinkers, according to the National Coffee Association. *Roast* notes that coffee demand continues to increase as coffeehouses and convenience stores open new coffee locations, while national restaurant chains are entering the specialty coffee mix market. The majority of new coffee drinkers are young (18-24) and increasingly prefer gourmet coffee.

With numbers like these, it is not surprising that Coffee Pacifica's growth strategy is initially focused on increasing sales in the United States. To that end, the company appointed Terry Klassen as vice president of sales in both the U.S. and Canada. Klassen has extensive experience in with green bean coffee and coffee-related products.

Supplementing this effort, Austin E. Hills, former chairman of Hills Bros Coffee and past-president of the Pacifica Coast Coffee Association, has joined Coffee Pacifica as a special advisor.

"Mr. Hills offers Coffee Pacifica valuable guidance at a critical time as we continue to grow our green bean coffee business and attempt to capture a major market share of the PNG coffee market in the U.S. and Canada," says Singh.

The company is also actively promoting its unique PNG coffee and its growers at national trade shows, including the Specialty Coffee Association of American 17th annual exhibition in Seattle Washington earlier this year and will attend the 18th annual exhibition in Charlotte, NC in April 2006.

Investment Considerations

"Our coffee sells right away once it is onshore," says Shailen Singh, the company's chairman and CEO. The company is presently shipping directly to Seattle, Oakland, New York, and Italy.

In the past, one of the biggest obstacles to the company's growth has been obtaining enough coffee to ship. With a substantial supply contract in hand and pre-sold orders for some 100,000 bags of PNG coffee in 2006 alone, that problem appears resolved.

In the coming year, Coffee Pacifica will consolidate its sales and marketing efforts, as well as continue to seek strategic acquisitions of strong regional brand roasting companies. Recognition of Coffee Pacifica's growing role in the coffee industry is also evidenced by its recent listing on Standards & Poors' directory.

"Our goal is to be the number one supplier of PNG coffee in the U.S. within the next 18 months. We also hope to apply for listing on the AMEX in 2006," says Singh. "We can do it." ∎